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MAZZY
Fun and friendship for women in their prim
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INVEST IN **MAZZY**

Fun & Friendship for Women in Their Prime

getmazzy.com Denver, CO

Highlights

1. Experienced Leadership: Successful exit; startup accelerator grads
2. Investment Ready: Working demo, smart tech, rich content, pro branding
3. Improving Mental Health: Focus on midlife women; combating loneliness

4. Target Market: $105B US & $166B global social network market; 26% CAGR

5. Growth Plan: Affordable annual memberships, user-generated content, rapid expansion

6. Unique Content: 365+ Sparks, engaging life stories, relatable and marketable

7. Tech & Real Life: Combines cool tech features with real-world fun and human connection

8. Monetization Strategy: Profitable through annual subscriptions and sponsorships

Featured Investor

 **Kay Aikin** 🔗   [Follow]   Invested $5,000 ⓘ

Kay Aikin is a world-class entrepreneur & trailblazer in renewable energy. With over 25 years of experience, including consulting for the US & the UN on energy policy, Kay is saving the world, one smart grid control at a time .

"When will I get to live for myself rather than for others? I am Kay. I have lived my life like a rebel without a cause, pushing people away while dealing with my internal demons by trying to be something I was not. When I met my life partner, Caryl, the most brilliant woman I had ever met, she helped me realize that I was just as bright as she was. I had a wonderful life with her for many years, but I still longed for connections outside of our life together. Almost five years ago, she died of cancer, leaving me not only heartbroken but lonely. My loneliness was not just for a person to share my life with, but for connections with friends, adventures, and a way to find my true self. Besides a few precious close friends and others who span the globe, I realized I mostly have business associates who don't fill the void. Exploring Mazzy, I realized what I was missing: the push to get me out the door to connect with other women like me, women stuck in the endless loop of work and family, women holding back from taking the first step out the door to experience life. There has to be more to living fully and connecting, not only with others but with my true self, the self who is fun and courageous. Mazzy is the solution that will get me to live again! And...Danielle is the perfect person to lead Mazzy to help women live fuller lives. She is a dynamic, passionate, and empathetic leader of teams, understanding the core challenges that need to be solved to reach personal and business goals. I have worked with Danielle on two previous start-ups; each time, it was a life-expanding and rewarding experience."

Our Team



Danielle Leighton Inspiration Chief

Tech startup veteran who has raised, led & exited. Team builder specializing in inspiring, turning ideas into action & driving results. Strategic visionary who is radically authentic, always creating community, & finds humanity & fun in any situation. JD



Anna Lusby Marketing & Branding Expert

Marketing leader with decades of experience with venture-backed, growth stage tech companies. Known for increasing customer conversions (up to 4x) through experiential & non-traditional marketing, user acquisition, lifecycle journeys & customer advocacy

---

Fun & Friends for Women in Their Prime



Mazzy isn't just an app—it's a movement to help women rekindle their spark, connect with kindred spirits, and add more fun to their lives. We've spent three years making this a reality, and today, we're excited to show you how.

Dear Friends,

We're beyond excited to introduce you to Mazzy, our passion project three years in the making. Mazzy isn't just an app—it's a reflection of our hearts, a response to our own search for more joy, deeper connections, & more unforgettable moments that make life extraordinary.

Like many women, we reached a point where, despite having accomplished so much, something was still missing. We were looking for our spark & friends to share it with. Making new friends & trying new things as adults can be tough, & loneliness is a real issue. That's why we created Mazzy.

Mazzy is all about rekindling that spark & finding besties to share laughter & adventure with. It combines the best of our favorite apps (Spotify, Netflix, Meetup) with a trove of fun ideas we call "*Sparks*." These *Sparks* are everything from small, unique indulgences to big adventures, all designed to help you break out of your routine & connect with others.



After leaving my career in energy, I went on a journey to rediscover what truly excites me. I realized my superpower is creating fun experiences & turning any situation into a party, especially with my partner-in-crime, Anna, by my side. We've now spent years harvesting a bucket list of activities, from offbeat local treasures to epic dreams, & we're excited to share them with you.

Anna, with her creative marketing genius, has always been about spreading joy & making sure everyone gets to experience it. In over 25 years of friendship, we've had our share of wild adventures—think fake accent nights, spontaneous Vegas trips, & 2am snack hunts. Mazzy is about capturing that spirit & creating a safe space where women can find new friends & new fun.



We believe Mazzy has billion-dollar potential, but more importantly, it's a mission to bring more light, laughter, & connection into our lives. The Mazzy train is leaving the station, & we want you on board! Let's rediscover our sparks, make new friends, & embrace the best life has to offer - & do it together. Don't forget to tell all your friends!

Because fun never gets old.

Danielle + Anna



P.S. We're already making presales through our website. Don't miss out on this opportunity—it's all that & a bag of chips!

Mazzy started as a passion project, born from our own search for more joy and deeper connections. Like many women, we felt something was missing— despite our accomplishments, we craved more fun and more meaningful relationships. That's why we created Mazzy, to help women like us rediscover their spark and share it with new friends.



The Midlife Dilemma

59% of women feel lonely
(Cigna 2022)

Loneliness increases death risk by 29%
(Holt-Lunstad 2015)

MAZZY

Let's face it—making new friends and trying new things as adults can be tough. Did you know that **59% of women feel lonely**? Loneliness is more than just a feeling—**it's a health risk**.

Current socialization options aren't cutting it...

Popular but disconnected from real life

SOCIAL MEDIA

EVENT

Events often out of touch or BYO Passion



PLATFORMS
Facebook, Instagram, LinkedIn, Twitter
PLATFORMS
Meetup, Evite, Eventbrite
whatever dude
MEMBERSHIP CLUBS
Yoga Studio, Clayton Club, SoulCycle
SUPER-TECHY APPS
Snapchat, Nudge, Bumble BFF
One-trick ponies can get boring
Targets Gen Z & no community
MAZZY

Let's be real—the current options for socializing are often too disconnected or impersonal. Whether it's social media or event platforms, they miss the mark on fostering real, meaningful connections. Mazzy is different. We focus on creating genuine experiences that bring people together in the real world.



Meet MAZZY
Mazzy is a social app designed specifically for women in their prime.
We curate activities & adventures personalized to help you connect, build community, & have a blast through shared experiences.
What if we…?
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How to... Roll Derby!
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MAZZY

So, what is Mazzy? It's a social app designed specifically for women in their prime. It's a blend of your favorite apps—Spotify, Netflix, and Meetup—combined with our unique "Sparks." Sparks are curated experiences that help you break out of your routine, connect with others, and have a blast. Think of Mazzy as your go-to for discovering new experiences and meeting new friends who share your zest for life.



MAZZY

How It Works

✦ Download the app & take the *Spark Style Quiz*
✦ Find your *Spark* & your people
✦ Embark together & bond through shared experience
✦ Repeat: Find your next *Spark!*



Using Mazzy is simple:

1. **Download the app and take the Spark Style Quiz:** This helps us understand what lights you up.

2. **Find your Spark and your people:** We match you with Sparks and women who share your interests.

3. **Embark on an adventure together:** Have fun and create memories through shared experiences.

4. **Repeat:** Because with Mazzy, fun never gets old.



Why MAZZY Wins

Customer Focus:
✧ Tailored for women at or near midlife
✧ Curated, unexpected adventures
✧ Community-building focus
✧ Unique blend of Tech <> IRL

Differentiators:
✧ Exclusive Content: 365+ Spark Ideas
✧ Proprietary Matching Algorithms
✧ Transitioning from Proven Community of 5,000
✧ Scalable Model/Content with UGC

Mazzy wins because we offer something unique—a social app that genuinely connects women through curated experiences. Our blend of technology and

real-life adventures, coupled with our deep understanding of our target market, sets us apart from the competition.



Massive Market Potential
Social Networking & Community-Driven Experiences
TAM
Global Market: $165B
Compound Annual Growth Rate: 26.2%
SAM
Women in North America: $21 billion
SOM in Denver
Women 40-60 in Denver & Similar U.S. Urban/Suburban Areas: $5.25 billion
"Women should no longer be thought of as a *niche*. In fact, they're one of the most significant *growth markets* we've ever seen." TechCrunch, 2023
MAZZY

The global market for social networking is $165 billion, with a 26.2% growth rate. Women are a massive part of this market, and in our launch area alone, the market potential is $5.25 billion. Mazzy is perfectly positioned to tap into this.



MAZZY Go To Market
BUILD
LEARN
MEASURE
Denver
NOW
WEFUNDER
$124K
SEPT
LAUNCH
DENVER STARTUP WEEK
YEAR 1
3K USERS
YEAR 2
20K USERS
YEAR 3
200K USERS
$30M ARR
-Future projections are not guaranteed

We're approaching the market strategically:

- **Now:** We're raising $124,000 on Wefunder to enhance our platform and prepare for launch.
- **September:** We're launching the app at Denver Startup Week.
- **Year 1:** We aim to acquire 3,000 users through referrals and creative marketing strategies.
- **Year 3:** Our goal is to reach 200,000 users and generate $30 million in annual revenue.

**Future revenue projections are not guaranteed.*



MAZZY
Business Model
SUBSCRIPTION
$150 per year
30-day free trial
REVENUE
Subscriptions
Partnerships
In-App Purchases
LOW MARGINAL COSTS
Development
Marketing
Customer Support
Operations
HOW YOU LIKE THEM APPLES
EXPANSION
Highly scalable
Transplant-rich urban areas, then nationwide
NETWORK EFFECT
High engagement & retention thru:
Personalization
Social Features / Rewards
UGC (User-Generated Content)
Active Community Building

Mazzy operates on a $150 annual subscription model with a 30-day free trial. We'll also generate revenue through partnerships and in-app purchases. Our low marginal costs make this a scalable and profitable venture. Our focus is on transplant-rich urban areas first, then nationwide. We're leveraging personalization, social features, and rewards to drive high engagement and retention.

Meet the Team
Danielle Leighton, JD
Inspiration Chief
Dynamic adventurer & tech startup veteran w/exit
Traveled the world, built successful companies
Anna Lusby
Marketing & Branding Expert
Marketing expert w/decades in venture-backed tech
Experienced in creating vibrant communities



Created Mazzy to help women rediscover joy, connect deeply, & be empowered

Dedicated to making Mazzy a space for women to find their spark



Between the 2 of us, we have...
Been friends for over 20 years!
4 kids and 21 pets (mostly fish)
Watched all 94 episodes of Sex & the City
Visited 49 states, lived in 8
Traveled to 27 countries, lived in 4
Explored 64 National Parks

Mazzy is powered by:

- **Danielle Leighton:** A seasoned tech entrepreneur with a drive to bring fun and adventure back into women's lives.

- **Anna Lusby:** A marketing expert with a proven track record in building vibrant, engaged communities.

Together we built a 25+ year friendship! Now we're combining our expertise and energy to create a platform that empowers women to connect, explore, and thrive.

MAZZY Advisory Board

✦ **COMMUNITY**

✦ **STRATEGY**

✦ **PRODUCT**



Niki Koubourlis
Bold Betties Founder | Finance Director



Kate Bailey
TARRA, LLC Founder



Wendi Burkhardt
Managing Partner | CEO | Board Director



Allie Reitz
Accelerator Program Founder & Director



We're backed by an incredible advisory board, including experts in community building, strategy, and product development. Their guidance and expertise are invaluable as we scale Mazzy and continue to innovate.

MAZZY

  

Target Market	Tracy, 46	Maria, 55	Steph, 42
	Lives in small house in Lakewood w/ 2 dogs & 1 cat	Lives in apartment in downtown Denver w/ 2 kids	Lives in house in Parker w/ partner & 3 young kids
Career / Household Income	Yoga Teacher / Career Coach $72K	Lawyer $176K	Stay at Home Mom $200K
Hobbies	Yoga, Meditation, Weekly Target Trip	Hiking, Outdoor Photography, Wine Collector	Painting, Digital Art, Museums/Galleries
Goals	More friends; More work/life balance	Transition kids to college; Re-establish social life	Maintain individuality; Supportive community
Struggles	Moved from Kansas in 2020; Trouble finding community	Re-inventing herself post-divorce; Seeking new friends	Creative energy is focused on kids; Losing self/identity
Personality	Ambivert – Active - Analytical	Introvert – Passive - Creative	Extrovert – Active - Creative
Apps/Channels			
Quote	"I know my people are in Denver, but I can't find them!"	"Newly single & kids are grown, let's go have some fun!"	"I love my kids, but I don't want to lose myself!"

Our target market includes women like Tracy, Maria, and Steph—women at different stages of midlife, all seeking new experiences and connections. They're professionals, creatives, and moms who want to balance their busy lives with fun and meaningful social interactions. Mazzy is tailored to meet their needs.

MAZZY
Investment Ready

BONUS: We're Reviving 10,000+ Dormant Meetup Members: Hosting Mazzy-style events to convert participants into loyal Mazzy customers

- ✧ Accelerator Grads
- ✧ Full-Time Founders
- ✧ App Designed & Ready / Dev Partner Found
- ✧ 365+ Original Spark Ideas
- ✧ 150+ Partners Identified
- ✧ Proprietary Matching Algorithms
- ✧ Agency-Built Brand



We're investment-ready with a solid foundation:

- We've graduated from an accelerator and are full-time founders

- Our app is designed and ready to build, with 365+ original Spark ideas and branding

- We've identified 150+ potential partners and developed proprietary matching algorithms

We're poised to scale quickly and effectively.



MAZZY
Exit Strategy
Objective
Acquisition by major social or lifestyle brand in 3-5 years
Strategies
Build strong brand through marketing & partnerships
Rapid user acquisition & engagement
Diversify revenue streams
Leverage AI for personalized experiences
Launch social impact campaigns
3-5 Year Target
200K Users, $30M ARR
Acquisition Price $100-$500M
-Future projections are not guaranteed

Our objective is to build a strong brand and user base, positioning Mazzy for acquisition by a major social or lifestyle brand within 3-5 years. With 200,000 users and $30 million in ARR, we aim for an acquisition price of $100-$500 million. **Future revenue projections are not guaranteed.*





Invest In MAZZY
Mazzy is raising $124,000 to enhance our platform, expand our reach, & bring more joy & connection to women everywhere, because fun never gets old.
Use of Funds:
✧ Product Development
✧ Community Building
✧ Marketing
✧ Sales
ALL THAT & A BAG OF CHIPS
MAZZY
Perks for Investors
GIRLS JUST WANNA HAVE FUND$
MAZZY

We're offering a SAFE with a $4 million valuation cap and a 20% discount

we're offering a SAFE with a $4 million valuation cap and a 20% discount. This means you're getting in early and maximizing your equity as Mazzy scales. Your investment today has the potential for significant returns as we grow (not to mention, some sweet Perks!).



Thank you for your time and attention today. Mazzy is more than just an app —it's a movement to bring more fun, connection, and adventure into women's lives. We'd love for you to join us on this journey as an investor and a partner in making fun our business. Let's make Mazzy the next big thing—together. Thank you!



MAZZY
Financial Model

Assumptions:
- Annual Subscription Fee: $150/year
- Annual subs decrease churn
- Original List = Dormant Meetup Groups
- Quickly scalable beyond Denver

Considerations:
- Concentrating on viral growth for customer acquisition
- Ops focused on churn management
- & customer success
- Focus on brand differentiation & unique value proposition

	Aug 2024-Dec 2025	2026	2027
Last Year's Totals	0	3,000	21,600
Churn rate	0	20%	10%
Original List	10,000	N/A	
Conversion Rate From List	10%	N/A	
Conversion Numbers	1,000	0	0
Total Churn	0	600	2,160
Total Minus Churn	1,000	2,400	19,440
Annual Sub	$150	$150	$150
User Acquisition Growth Rate	50%	300%	150%
Viral Share + User Acquisition	1.5	6	10
Viral Share Total	2,000	21,600	223,560
Total Number	3,000	21,600	223,560
CAC	$30	$50	$50
Op Cost	$189,060	$566,220	$1,132,440
Gross	$450,000	$3,240,000	$33,534,000
Net	$170,940	$1,593,780	$21,223,560

-Future projections are not guaranteed

Our financial model is built on an annual subscription fee of $150, with growth projections targeting significant user acquisition, referrals, and retention. We're focused on viral growth and churn management to ensure steady revenue and long-term success. *Future revenue projections are not guaranteed.*

MAZZY — SAFE Investment Overview

What is SAFE?
It's a *Simple Agreement for Future Equity*

Our Terms?
$4 million Valuation Cap & 20% Discount

What does does mean for our investors?
- *Bigger Stake:* If Mazzy's next round is at $10M, your SAFE converts at a $4M valuation, giving you more equity.
- *Discounted Entry:* Even if the next round is at $3M, your investment converts at a $2.4M valuation, thanks to the 20% discount.
- *Enhanced ROI:* The combination of the $4M cap and discount means higher potential returns as Mazzy's valuation grows.
- *Example:* A $100K investment under a $4M cap gives you 2.5% ownership at a $10M valuation, compared to just 1% without the cap.

Maximize your upside as Mazzy scales!



-Future projections are not guaranteed

We're raising funds through a SAFE—Simple Agreement for Future Equity. Our terms include a $4 million valuation cap and a 20% discount, offering investors significant upside potential as Mazzy scales. *Future revenue

projections are not guaranteed.





MAZZY

Mazzy is an app that....

IS FOR YOU but doesn't pigeonhole you. The world is your oyster & you don't have to leave your town.

Cares WHO YOU ARE. Adventure doesn't have to mean Everest.

Encourages you to LIVE AGAIN. See new things, meet people, in the real world.

Asks WHAT IF WE...? And helps you make a plan & do it!

REMEMBERS WHEN. Pays attention to those reminiscent sparks & says let's do that again!

FINDS YOU A BUDDY for the "I always wanted to do that!" stuff, & that buddy becomes your bestie.

FINDS FUN, even if you're currently just treading water.

Reminds you, YOU'RE NOT DONE LEARNING YET. Helps you stay open & curious.

Says it's never too late to FIND YOUR SPARK or to find yourself.

Doesn't care what your job title is. Only cares what LIGHTS YOU UP!

Says maybe you haven't even tried the thing you'll be famous for. And HELPS YOU FIND IT.

Makes you FEEL MORE PRESENT in your world, your community, & yourself.

Brings JOY & CURIOSITY through shared experience.

Gives you PERMISSION.

Helps people ACTUALLY GO & DO FUN STUFF since 2024.